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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


In the Matter of                 )
Ameren Corporation               )
                                 )      File No. 70-8945
(Public Utility Holding          )
Company Act of 1935)             )


                          CERTIFICATE OF NOTIFICATION
                          ---------------------------

     This Certificate of Notification is filed by Ameren Corporation ("Ameren"), a Missouri Corporation, in connection with the following transactions proposed in Ameren's Form U-1, as amended (the "Application-Declaration"), and authorized by Order of the Securities and Exchange Commission (the "Commission") dated December 31, 1997 (the "Order"), in this file (Release No. 35-26809). Capitalized terms used herein without definition have the meaning ascribed to them in the Application-Declaration or the Merger Agreement. Ameren Corporation hereby certifies pursuant to Rule 24:

     i. That Ameren has acquired by means of merger all issued and outstanding common stock of Union Electric Company ("UE") and Central Illinois Public Service Company ("CIPS") and has indirectly acquired 60% of the outstanding common stock of Electric Energy Inc. ("EEI").

     ii. That Ameren has issued common stock pursuant to the Merger Transactions as described in the Application-Declaration.

     iii. That Ameren has acquired all outstanding voting securities of CIPSCO Investment Company ("CIC") and Ameren Services Company ("Ameren Services").
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                              OPINION OF COUNSEL
                              ------------------

     Filed herewith are copies of the final opinions of counsel indexed as Exhibits F-1.2 and F-2.2 to the Application Declaration.

                                 TRANSACTIONS
                                 ------------

     The Transactions were consummated pursuant to the following steps:

     1. On December 31, 1997, the articles of merger were duly and validly filed with the Secretaries of State of Missouri and Illinois and certificates of merger were issued thereby completing the mergers described above and in the Application-Declaration.

     2. The shares of Ameren Common Stock issued in connection with the Transactions are validly issued, fully paid and nonassessable, with the holders thereof entitled to the rights and privileges appertaining thereto as described in the Restated Articles of Incorporation of Ameren. Each share of common stock of UE outstanding prior to the mergers has been converted into one share of Ameren Common Stock in connection with the Transaction and each share of common stock of CIPSCO outstanding prior to the mergers has been converted into 1.03 shares of Ameren common stock.

     3. Ameren has legally acquired (a) the shares of common stock of UE in connection with the merger of Arch Merger with and into UE, (b) the shares of common stock of CIPS as a result of the merger of CIPSCO with and into Ameren,
(c) the shares of CIC in connection with the merger of CIPSCO into Ameren and
(d) the shares of Ameren Services.

     4. Ameren Services has entered into individual service agreements (in the form appended to the Application-Declaration, as amended) with Ameren and various of its direct and indirect subsidiaries.
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     5.   The transactions described in paragraphs 1 through 4 above have carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

     6. The Transactions relating to the dividend reinvestment and certain employee plans will occur over five years as contemplated by the Application-Declaration and the Order.

                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                 Ameren Corporation



                                 By:______________________________________
                                        William E. Jaudes
                                        Vice President and General Counsel



Dated: January 9, 1998

                                       3
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                                 EXHIBIT INDEX
                                 -------------


Exhibit                                                          Transmission
Number                  Exhibit                                  Method

  1                     Past Tense Opinion of William E.         Electronic
                        Jaudes (Exhibit F-1.2 to the
                        Application-Declaration).

  2                     Past Tense Opinion of Jones, Day         Electronic
                        (Exhibit F-2.2 to the Application-
                        Declaration).